April 27 2010

Ms. Laura E. Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:      GAMCO International Growth Fund, Inc. (the "Fund")
         Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (33-79994)

Dear. Ms. Hatch:

         This letter responds to your comments communicated by telephone on April 7, 2010, with respect to the Post-Effective Amendment No. 20 to the Registration Statement on Form N-1A (the "Registration Statement") of the Fund that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017786).

         In addition, in connection with this filing, the Fund hereby states the following:

         1. The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

         2. The Fund acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

         3. The Fund represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

                  The Fund's responses to your comments are reflected below. Comments that applied to both the Class AAA Shares prospectus and the Class ABCI Shares prospectus have only been addressed once. The substance of your comments has been restated for your ease of reference.

         COMMENT  #1-COVER  PAGE:  You  requested  that the Fund  pare  down the
         information  in  the  top  left  hand  corner  to  remove   duplicative
         references.

                  RESPONSE #1: The Fund has deleted the following parenthetical language that appears at the end of the disclosure in the top left hand corner: "(Net Asset Value per share may be obtained daily by calling 800-GABELLI after 7:00 p.m.)."

         COMMENT #2-COVER PAGE: You requested that the Fund add the required legend disclosure if the Fund intends to utilize a summary prospectus.

                  RESPONSE #2: The Fund will not be utilizing a summary prospectus at this time and therefore the legend has not been added.

         COMMENT #3-PRINCIPAL INVESTMENT STRATEGIES: In the first paragraph, you made reference to the Fund investing in securities convertible into common stock. If the Fund does not hold a significant portion of its portfolio in securities convertible into common stock, you requested that the Fund move the disclosure to "Information About the Fund's
         Investment Objective, Investment Strategies, and Related Risks" and include disclosure regarding the quality and risks of investing in securities convertible into common stock.

                  RESPONSE #3: The Fund has added the following under "Investing in the Fund involves the following risks:":

                  o CONVERTIBLE SECURITIES AND CREDIT RISK. The characteristics of convertible securities make them appropriate investments for investors who seek a high level of total return with the addition of credit risk. These characteristics include the potential for capital appreciation if the value of the underlying common stock increases, the relatively high yield received from dividend or interest payments as compared to common stock dividends, and decreased risks of decline in value, relative to the underlying common stock due to their fixed income nature. As a result of the conversion feature, however, the interest rate or dividend preference on a convertible security is generally less than would be the case if the securities were not convertible. During periods of rising interest rates, it is possible that the potential for capital gain on a convertible security may be less than that of a common stock equivalent if the yield on the convertible security is at a level which causes it to sell at a discount. Any common stock or other equity security received by conversion will not be included in the calculation of the percentage of total assets invested in convertible securities.

         COMMENT #4-PERFORMANCE TABLE (CLASS AAA SHARES PROSPECTUS): You noted that the calendar year total return number for 2007 in the bar chart is missing.

                  RESPONSE #4: The Fund has inserted the 2007 calendar year total return number in the bar chart.

         COMMENT #5-PERFORMANCE TABLE: You requested that the Fund delete the second sentence of the text after the performance table regarding "Return After Taxes on Distributions and Sale of Fund Shares" if it is not applicable for the Fund.

                  RESPONSE #5: If this disclosure is not applicable for the Fund, the Fund will remove it.

         COMMENT #6-STATEMENT OF ADDITIONAL INFORMATION ("SAI"): You requested that the Fund include the new corporate governance and board member disclosure.

                  RESPONSE #6: The Fund will include such disclosure in the SAI.

         Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 617-338-4595.

         Very truly yours,

         /s/ Bruce N. Alpert
         -------------------
         Bruce N. Alpert
         President

         cc: Helen A. Robichaud           Arlene Lonergan
             PNC Global Investment        PNC Global Investment
             Servicing, Inc.              Servicing, Inc.

             Peter D. Goldstein           Christopher Tafone
             Gabelli Funds, LLC           Paul, Hastings, Janofsky
                                          & Walker LLP

             Rachael Schwartz
             Paul, Hastings, Janofsky
             & Walker LLP